UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 16)*

                        Storage Equities, Inc.
                           (Name of Issuer)

                     Common Stock, $.10 par value
                    (Title of Class of Securities)

                             862110 10 3
                            (CUSIP Number)

      David Goldberg, 600 No. Brand Blvd., Glendale, California
                  91203-1241, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           June 30, 1995
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box  [  ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
   CUSIP No. 862110 10 3

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage Partners, Ltd., a California limited partnership

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       45,000

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       45,000

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             45,000

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.11%

   14   Type of Reporting Person*
             PN

                             SCHEDULE 13D
   CUSIP No. 862110 10 3

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage Partners II, Ltd., a California limited partnership

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       5,000

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       5,000

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             5,000

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.01%

   14   Type of Reporting Person*
             PN

                             SCHEDULE 13D
   CUSIP No. 862110 10 3

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage Properties, Ltd., a California limited partnership

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization

             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       39,911

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       39,911

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             39,911

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.09%

   14   Type of Reporting Person*
             PN

                             SCHEDULE 13D
   CUSIP No. 862110 10 3

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage Properties IV, Ltd., a California limited partnership

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       274,675

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       274,675

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             274,675

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.65%

   14   Type of Reporting Person*
             PN

                             SCHEDULE 13D
   CUSIP No. 862110 10 3

   1    Name of Reporting Person

        S.S. or I.R.S. Identification No. of Above Person

             Public Storage Properties V, Ltd., a California limited partnership

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       418,128

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       418,128

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             418,128

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.99%

   14   Type of Reporting Person*
             PN

                             SCHEDULE 13D
   CUSIP No. 862110 10 3

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             PS Insurance Company, Ltd.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             Bermuda

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       250,000

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       250,000

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             250,000

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.59%

   14   Type of Reporting Person*
             CO

                             SCHEDULE 13D
   CUSIP No. 862110 10 3

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage Management, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       512,639

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       512,639

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             512,639

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             1.22%

   14   Type of Reporting Person*
             CO

                             SCHEDULE 13D
   CUSIP No. 862110 10 3

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       4,980,861

                  8    Shared Voting Power
                       1,545,353 (see footnote 1 below)

                  9    Sole Dispositive Power
                       4,980,861

                  10   Shared Dispositive Power
                       1,545,353 (see footnote 1 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             6,526,214 (see footnote 1 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             15.52%

   14   Type of Reporting Person*
             CO

   (1) Includes 45,000 shares held of record by Public Storage Partners, Ltd., 5,000 shares held of record by Public Storage Partners II, Ltd., 39,911 shares held of record by Public Storage Properties, Ltd., 274,675 shares held of record by Public Storage Properties IV, Ltd., 418,128 shares held of record by Public Storage Properties V, Ltd., 250,000 shares held of record by PS Insurance Company, Ltd. and 512,639 shares held of record by Public Storage Management, Inc.

                             SCHEDULE 13D
   CUSIP No. 862110 10 3

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             B. Wayne Hughes

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             PF

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       1,462,275

                  8    Shared Voting Power
                       6,555,683 (see footnote 2 below)

                  9    Sole Dispositive Power
                       1,462,275

                  10   Shared Dispositive Power
                       6,555,683 (see footnote 2 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             8,017,958 (see footnote 2 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             19.07%

   14   Type of Reporting Person*
             IN

   (2) Includes 45,000 shares held of record by Public Storage Partners, Ltd., 5,000 shares held of record by Public Storage Partners II, Ltd., 39,911 shares held of record by Public Storage Properties, Ltd., 274,675 shares held of record by Public Storage Properties IV, Ltd., 418,128 shares held of record by Public Storage Properties V, Ltd., 250,000 shares held of record by PS Insurance Company, Ltd., 512,639 shares held of record by Public Storage Management, Inc., Inc., 4,980,861 shares held of record by Public Storage, Inc. and 29,469 shares held of record by Parker Hughes Trust dtd 3/7/91.

                             SCHEDULE 13D
   CUSIP No. 862110 10 3

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             B. Wayne Hughes, Jr.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             PF, BK

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       335,563 (see footnote 3 below)

                  8    Shared Voting Power
                       950 (see footnote 4 below)

                  9    Sole Dispositive Power
                       335,563 (see footnote 3 below)

                  10   Shared Dispositive Power
                       950 (see footnote 4 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             336,513 (see footnotes 3 and 4 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.80%

   14   Type of Reporting Person*
             IN

   (3) Includes 1,472 shares of common stock which can be acquired upon conversion of 875 shares of the issuer's 8.25%
        Convertible Preferred Stock which are beneficially owned by
        B. Wayne Hughes, Jr.

   (4)  Includes 950 shares held of record jointly by B. Wayne
        Hughes, Jr. and Tamara L. Hughes.

                             SCHEDULE 13D
   CUSIP No. 862110 10 3

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Parker Hughes Trust No. 2

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             PF

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       15,930

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       15,930

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             15,930

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.04%

   14   Type of Reporting Person*
             OO (Trust)

                             SCHEDULE 13D
   CUSIP No. 862110 10 3

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Tamara L. Hughes

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             PF

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       571,929 (see footnote 5 below)

                  8    Shared Voting Power
                       16,880 (see footnote 6 below)

                  9    Sole Dispositive Power
                       571,929 (see footnote 5 below)

                  10   Shared Dispositive Power
                       16,880 (see footnote 6 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             588,809 (see footnotes 5 and 6 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             1.40%

   14   Type of Reporting Person*
             IN

   (5) Includes 5,050 shares of common stock which can be acquired upon conversion of 3,000 shares of the issuer's 8.25%
        Convertible Preferred Stock which are held of record by Tamara L. Hughes.

   (6)  Includes 950 shares held of record jointly by Tamara L.
        Hughes and B. Wayne Hughes, Jr. and 15,930 shares held of record by Parker Hughes Trust No. 2 dtd 12/24/92.

        This Amendment No. 16 to Statement on Schedule 13D (the "Amended and Restated Statement") amends and restates the Statement on Schedule 13D dated March 3, 1989, as amended by Amendment No. 1 dated September 7, 1989, Amendment No. 2 dated March 27, 1990, Amendment No. 3 dated November 1, 1990, Amendment No. 4 dated January 2, 1991, Amendment No. 5 dated November 4, 1991, Amendment No. 6 dated January 14, 1992, Amendment No. 7 dated December 28, 1992, Amendment No. 8 dated August 6, 1993, Amendment No. 9 dated September 27, 1993, Amendment No. 10 dated December 28, 1993, Amendment No. 11 dated April 4, 1994, Amendment No. 12 dated September 30, 1994, Amendment No. 13 dated November 11, 1994, Amendment No. 14 dated January 23, 1995 and Amendment No. 15 dated February 28, 1995.

   Item 1.   Security and Issuer

        The class of securities to which this Statement on Schedule 13D relates is the common stock, par value $.10 per share (the "Shares"), of Storage Equities, Inc., a California corporation (the "Issuer"). The address of the principal executive office of the Issuer is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

   Item 2.   Identity and Background

        This Amendment No. 16 to Statement on Schedule 13D is being filed by Public Storage Partners, Ltd. ("PSP1"), Public Storage Partners II, Ltd. ("PSP2"), Public Storage Properties, Ltd. ("PSP3"), Public Storage Properties IV, Ltd. ("PSP4"), Public Storage Properties V, Ltd. ("PSP5"), PS Insurance Company, Ltd. ("PSIC"), Public Storage Management, Inc. ("PSMI"), Public Storage, Inc. ("PSI"), B. Wayne Hughes, B. Wayne Hughes, Jr., Parker Hughes Trust No. 2 and Tamara L. Hughes (collectively, the "Reporting Persons") pursuant to an Amended Joint Filing Agreement which was previously filed. The general partner of PSP1 and PSP2 is PSI and the general partners of PSP3, PSP4 and PSP5 are PSI and B. Wayne Hughes. PSI Holdings, Inc. ("PSH"), a California corporation, is the sole shareholder of PSI and PSI is the sole shareholder of PSIC and PSMI. The stock of PSH is owned
   49% by B. Wayne Hughes, as trustee of the B.W. Hughes Living
   Trust, a revocable living trust, 37% by Tamara L. Hughes, an adult daughter of B. Wayne Hughes, and 14% by Kenneth Q. Volk, Jr., as co-trustee, with his wife, of the K. & B. Volk Living Trust (the
   "Volk Trust"), a revocable living trust. The Volk Trust has granted to Tamara L. Hughes an irrevocable proxy to vote the Volk Trust's shares in PSH and Tamara L. Hughes has an option
   (exercisable under certain circumstances) to acquire the Volk
   Trust's interest in PSH. Pursuant to a resolution of the Board of Directors of PSH, B. Wayne Hughes, the President, Chief Executive Officer and a director of PSH (and PSI), has the sole right to vote and dispose of the shares of the Issuer held by PSH directly or indirectly through its wholly-owned subsidiaries.

        PSP1 is a California limited partnership. Its principal business activity is the ownership and operation of self-storage facilities. The principal address of PSP1 is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241. The sole general partner of PSP1 is PSI.

        PSP2 is a California limited partnership. Its principal business activity is the ownership and operation of self-storage facilities. The principal address of PSP2 is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241. The sole general partner of PSP2 is PSI.

        PSP3 is a California limited partnership. Its principal business activity is the ownership and operation of self-storage facilities. The principal address of PSP3 is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241. The sole general partners of PSP3 are PSI and B. Wayne Hughes.

        PSP4 is a California limited partnership. Its principal business activity is the ownership and operation of self-storage facilities. The principal address of PSP4 is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241. The sole general partners of PSP4 are PSI and B. Wayne Hughes.

        PSP5 is a California limited partnership. Its principal business activity is the ownership and operation of self-storage facilities. The principal address of PSP5 is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241. The sole general partners of PSP5 are PSI and B. Wayne Hughes.

        PSIC is a corporation organized under the laws of Bermuda. It is a wholly-owned subsidiary of PSI and its principal business activity is to reinsure casualty policies sold to tenants of mini-warehouse facilities. The principal office of PSIC is located at 41 Cedar Avenue, Hamilton, Bermuda.

        PSMI is a corporation organized under the laws of the State of California. It is a wholly-owned subsidiary of PSI and its principal business activity is the management of mini-warehouse facilities. The principal executive offices of PSMI are located at 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

        PSI is a corporation organized under the laws of the State of California. It is a wholly-owned subsidiary of PSH and its principal business activity (directly and through subsidiaries) is the development, construction, acquisition, syndication and investment management of real estate. The principal executive offices of PSI are located at 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

        The directors and executive officers of PSI and PSH and their positions with PSI and PSH and present principal occupation are listed below. Each person's business address is the same as the address for PSI and each person is a citizen of the United States.

                                 Positions with PSI and PSH and
        Name                     Present Principal Occupation
        ----                     ------------------------------

        B. Wayne Hughes          President, Chief Executive Officer
                                 and a Director of PSI and PSH;
                                 Chairman of the Board and Chief
                                 Executive Officer of the Issuer and
                                 of other real estate investment
                                 trusts ("REITs") organized by PSI.

        Harvey Lenkin            Vice President and a Director of
                                 PSI and PSH; President and a
                                 Director of the Issuer; President,
                                 or President and Director, of other
                                 REITs organized by PSI.

        Ronald L. Havner, Jr.    Vice President and Chief Financial
                                 Officer of PSI, PSH and the Issuer;
                                 Vice President and Controller, or
                                 Vice President and Chief Financial
                                 Officer, of other REITs organized
                                 by PSI.

        Obren B. Gerich          Vice President and a Director of
                                 PSI and PSH; Vice President of the
                                 Issuer; Vice President, Chief
                                 Financial Officer and Secretary, or
                                 Vice President and Secretary, of
                                 other REITs organized by PSI.

        Hugh W. Horne            Vice President, Secretary and a
                                 Director of PSI and PSH; Vice
                                 President of the Issuer and of
                                 other REITs organized by PSI.

        Mr. B. Wayne Hughes, a United States citizen, is the President and Chief Executive Officer of PSI and PSH and the Chairman of the Board and Chief Executive Officer of the Issuer. His business address is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241. Mr. Hughes is the father of
   B. Wayne Hughes, Jr., Tamara L. Hughes and Parker Hughes (a minor), the beneficiary of Parker Hughes Trust No. 2.

        Mr. B. Wayne Hughes, Jr., a United States citizen, is a Vice President-Acquisitions of the Issuer. His business address is 600 North Brand Boulevard, Suite 300, Glendale, California
   91203-1241.

        Parker Hughes Trust No. 2 is an irrevocable trust formed under a trust agreement dated 12/24/92 and governed by the laws of the State of California. Tamara L. Hughes is the trustee of Parker Hughes Trust No. 2. Parker William Lawrence Hughes, a minor son of B. Wayne Hughes, is the beneficiary of Parker Hughes Trust No. 2. B. Wayne Hughes is the settlor of Parker Hughes Trust No. 2. The address of Parker Hughes Trust No. 2 is 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

        Ms. Tamara L. Hughes, a United States citizen, is a Senior Vice President and Chief Administrative Officer of PSMI. Her business address is 600 North Brand Boulevard, Suite 300,
   Glendale, California 91203-1241.

        The ownership of the capital stock of PSH is set forth above. Because of the stock ownership of Mr. Hughes in PSH and his positions with PSH and PSI, he may be deemed to control PSI for purposes of the Securities Exchange Act of 1934.

        Because of the relationship among the Reporting Persons, such Reporting Persons may be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. However, each of the Reporting Persons disclaims that he or it constitutes such a group. In addition, except as otherwise disclosed herein, each Reporting Person claims beneficial ownership only of those Shares set out following his or its name under Item 5 hereof and disclaims beneficial ownership of any Shares covered by this Amended and Restated Statement owned by any other Reporting Person. The filing of this Amended and Restated Statement shall not be deemed an admission that the Reporting Persons constitute such a group or that a Reporting Person is a beneficial owner of Shares owned by any other Reporting Person.

        During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any executive officer, director or person controlling any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Compensation

        As of June 30, 1995, PSP1 owned a total of 45,000 Shares, for which it paid an approximate aggregate purchase price
   (including commissions) of $415,854. All funds used to purchase such shares were obtained from PSP1's working capital.

        As of June 30, 1995, PSP2 owned a total of 5,000 Shares, for which it paid an approximate aggregate purchase price (including commissions) of $67,500. All funds used to purchase such shares were obtained from PSP2's working capital. (An additional 62,400 Shares had been acquired by PSP2 prior to September 1993 for an aggregate purchase price (including commissions) of $515,736 with funds obtained from PSP2's working capital; on September 1, 1993, PSP2 sold those 62,400 Shares to PSI in a privately negotiated transaction for an aggregate price of $828,360.)

        As of June 30, 1995, PSP3 owned a total of 39,911 Shares.
   These Shares were acquired as follows: PSP3 acquired a total of 124,911 Shares for an aggregate purchase price (including commissions) of $1,132,889 with funds obtained from PSP3's working capital, and on September 30, 1994 PSP3 sold 85,000 of these Shares to PSI in a privately negotiated transaction for an aggregate price of $1,264,375.

        As of June 30, 1995, PSP4 owned a total of 274,675 Shares, for which it paid an approximate aggregate purchase price (including commissions) of $3,392,466. All funds used to purchase such shares were obtained from PSP4's working capital.

        As of June 30, 1995, PSP5 owned a total of 418,128 Shares, for which it paid an approximate aggregate purchase price (including commissions) of $4,905,520. All funds used to purchase such shares were obtained from PSP5's working capital.

        As of June 30, 1995, PSIC owned a total of 250,000 Shares. These Shares were acquired as follows: (i) for 148,300 of these Shares, PSIC paid an approximate aggregate purchase price (including commissions) of $1,725,883, which funds were obtained from PSIC's working capital, (ii) 71,900 of these Shares were originally acquired by PSI for an approximate aggregate purchase price of $689,920 (with funds obtained from PSI's working capital) and these Shares were subsequently transferred to PSIC by PSI and (iii) the remaining 29,800 of these Shares represent transaction fees earned in connection with the Issuer's acquisition of limited partnership interests in affiliated real estate limited partnerships (these Shares were transferred to PSIC by PSI).

        As of June 30, 1995, PSMI owned a total of 512,639 Shares, for which it paid an approximate aggregate purchase price (including commissions) of $7,255,672. All funds used to purchase such shares were obtained from PSMI's working capital.

        As of June 30, 1995, PSI owned a total of 4,980,861 Shares (exclusive of Shares owned by PSP1, PSP2, PSP3, PSP4, PSP5, PSIC and PSMI). These Shares were acquired as follows: (i) 165,882 of these Shares represent transaction fees earned in connection with the Issuer's acquisition of limited partnership interests in affiliated real estate limited partnerships (118,931 of these Shares were transferred by PSI to PSIC and subsequently transferred back by PSIC to PSI), (ii) 833,133 Shares were issued to PSI by the Issuer in seven separate transactions (relating to 46,612 Shares, 53,301 Shares, 6,728 Shares, 21,991 Shares, 51,294
   Shares, 137,468 Shares and 515,739 Shares, respectively) in return for certain assets acquired by the Issuer (in each case, the number of Shares was determined based on a formula in the respective agreement), (iii) 62,400 Shares were acquired by PSI from PSP2 in a privately negotiated transaction for an aggregate price of $828,360, with funds obtained from PSI's working capital, (iv) 87,966 Shares were originally issued by the Issuer to PSI Associates II, Inc. ("PSA"), a California corporation which was a wholly-owned subsidiary of PSI, in return for certain assets acquired by the Issuer (the number of Shares was determined based on a formula in the agreement) and these Shares were subsequently transferred to PSI by PSA, (v) 161,753 Shares were originally issued to PSA by the Issuer in return for certain assets acquired by the Issuer (the number of Shares was determined based on a formula in the agreement) and these Shares were distributed by PSA to PSI on October 15, 1993 as a liquidating distribution, (vi) 323,900 Shares were acquired for an aggregate purchase price (including commissions) of $4,705,275, with funds obtained from PSI's working capital, (vii) 85,000 Shares were acquired by PSI from PSP3 on September 30, 1994 in a privately negotiated transaction for an aggregate price of $1,264,375, with funds obtained from PSI's working capital, (viii) pursuant to a merger of Public Storage Properties VIII, Inc. ("PSP8") into the Issuer (the "PSP8 Merger") which was effective September 30, 1994,
   PSI acquired 845,206 Shares of the Issuer in exchange for the surrender of 591,467 shares of PSP8 common stock series A (the terms of the PSP8 Merger are set forth in the Agreement and Plan of Reorganization between PSP8 and the Issuer dated as of April 14, 1994 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 33-54557)),
   (ix) pursuant to a merger of Public Storage Properties VI, Inc. ("PSP6") into the Issuer (the "PSP6 Merger") which was effective February 28, 1995, PSI acquired 948,747 Shares of the Issuer in exchange for the surrender of 550,317 shares of PSP6 common stock series A (the terms of the PSP6 Merger are set forth in the Agreement and Plan of Reorganization between PSP6 and the Issuer dated as of September 26, 1994 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 33-56925)), (x) 283,849 Shares were issued to PSI by the Issuer on March 29, 1995 in three separate transactions (relating to 82,715 Shares, 125,598 Shares and 75,536 Shares, respectively) in return for certain assets acquired by the Issuer (in each case, the number of Shares was determined in the respective agreement), (xi) pursuant to a merger of Public Storage Properties VII, Inc. ("PSP7") into the Issuer (the "PSP7 Merger") which was effective June 30, 1995, PSI acquired 978,191 Shares of the Issuer in exchange for the surrender of 846,919 shares of PSP7 common stock series A (the terms of the PSP7 Merger are set forth in the Agreement and Plan of Reorganization between PSP7 and the Issuer dated as of February 2, 1995 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 33-58893)) and (xii) 204,834 Shares were issued to PSI by the Issuer on June 30, 1995 in return for certain assets acquired by the Issuer (the number of Shares was determined in the agreement).

        As of June 30, 1995, Mr. B. Wayne Hughes owned a total of 1,491,744 Shares (exclusive of Shares owned by PSP1, PSP2, PSP3,
   PSP4, PSP5, PSIC, PSMI and PSI). These Shares were acquired as follows: (i) 550,149 Shares were acquired for an approximate aggregate purchase price (including commissions) of $7,650,092, which funds were obtained from Mr. Hughes' personal funds, (ii) pursuant to the PSP8 Merger, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 206,892 Shares of the Issuer in exchange for the surrender of 144,781 shares of PSP8 common stock series A, (iii) 156,100 Shares were acquired by B. Wayne Hughes, Trustee for B.W. Hughes Living Trust from Harkham Industries, Inc. (DBA Jonathan
   Martin, Inc.), a corporation wholly owned by Uri P. Harkham, a director of the Issuer, on November 30, 1994 in a privately negotiated transaction for an aggregate price of $2,107,350, with funds obtained from Mr. Hughes' personal funds, (iv) 27,400 of these Shares were originally acquired by Mr. Hughes' wife, Kathleen Becker Hughes, as custodian (under the Uniform Transfer to Minors Act) for their son Parker Hughes (the "Custodial Account") for an approximate aggregate purchase price (including commissions) of $248,612 using funds contributed by Mr. Hughes, and these Shares were subsequently transferred from the Custodial Account to Kathleen Becker Hughes, Trustee FBO Parker Hughes Trust dtd 3/7/91 ("Parker Hughes Trust
   No. 1") (Parker Hughes Trust No. 1 is an irrevocable trust governed by the laws of the State of California, B. Wayne Hughes is the settlor of Parker Hughes Trust No. 1 and Parker Hughes is the beneficiary of Parker Hughes Trust No. 1), (v) 157,328 Shares were acquired as follows: (a) pursuant to the PSP6 Merger, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired a total of 250,351 Shares of the Issuer in exchange for the surrender of 145,215 shares of PSP6 common stock series A and (b) on May 11, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 93,023 of these Shares to a third party as a gift, (vi) pursuant to the PSP6 Merger, Parker Hughes Trust No. 1 acquired 2,069 Shares of the Issuer in exchange for the surrender of 1,200 shares of PSP6 common stock series A, (vii) 142,917 Shares were acquired by B. Wayne Hughes, Trustee for B.W. Hughes Living Trust from B. Wayne Hughes, Jr. on February 28, 1995 in a privately negotiated transaction for an aggregate price of $2,038,000 consisting of the cancellation of $2,038,000 of debt of B. Wayne Hughes, Jr. to
   B. Wayne Hughes and (viii) pursuant to the PSP7 Merger, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 248,889 Shares of the Issuer in exchange for the surrender of 215,488 shares of PSP7 common stock series A.

        As of June 30, 1995, Mr. B. Wayne Hughes, Jr. and Tamara
   L. Hughes owned jointly a total of 950 Shares, for which they paid an approximate aggregate purchase price (including commissions) of $9,921. All funds used to purchase such Shares were obtained from their personal funds.

        As of June 30, 1995, Mr. B. Wayne Hughes, Jr. owned (or was deemed to own) a total of 335,563 Shares (exclusive of Shares owned jointly by B. Wayne Hughes, Jr. and Tamara L. Hughes).
   These Shares were acquired (or deemed to be acquired) as follows:
   (i) 230,234 Shares were acquired for an approximate aggregate purchase price (including commissions) of $2,796,815, which funds were obtained from Mr. Hughes, Jr.'s personal funds, (ii) pursuant to the PSP8 Merger, (a) B. Wayne Hughes, Jr. acquired 179 Shares of the Issuer in exchange for the surrender of 125 shares of PSP8 common stock series A and (b) B. Wayne Hughes, Jr. as custodian for his daughter acquired 286 Shares of the Issuer in exchange for the surrender of 200 shares of PSP8 common stock series A, (iii) 1,472 Shares can be acquired upon conversion of 875 shares of the Issuer's 8.25% Convertible Preferred Stock which are beneficially owned by B. Wayne Hughes, Jr. (the Issuer's 8.25% Convertible Preferred Stock
   (the "Convertible Preferred Stock") is convertible into common stock, at the option of the holder, based on a conversion rate of 1.6835-for-1; cash would be paid for fractional shares based on the market price of the common stock on the conversion date), and the 875 shares of Convertible Preferred Stock were acquired for an approximate aggregate purchase price (including commissions) of $24,588, which funds were obtained from Mr. Hughes, Jr.'s personal funds and (iv) the balance of the Shares (103,392 Shares) were acquired as follows: (a) in April 1994, B. Wayne Hughes, Jr. acquired a total of 526,300 Shares for an approximate aggregate purchase price (including commissions) of $7,383,989, of which funds $4,750,000 was borrowed under Mr. Hughes, Jr.'s credit agreement with Wells Fargo
   Bank which is referenced under Item 7, Exhibit 2 (the "Wells Fargo Note") and $2,633,989 was advanced by PSI (the "PSI Note"), and the PSI Note bears interest at Wells Fargo Bank's prime rate plus 0.50%, was due in April 1995 and is currently payable on demand, (b) the Wells Fargo Note was subsequently paid off in full, of which $2,038,000 was paid with funds advanced to B. Wayne Hughes, Jr. by B. Wayne Hughes (the "B. Wayne Hughes Note"), $1,484,000 was paid with funds advanced to B. Wayne Hughes, Jr. by Tamara L. Hughes (the "Tamara Hughes Note") and the balance was paid with Mr. Hughes, Jr.'s funds, (c) on February 1, 1995, Mr. Hughes, Jr. sold 279,991 of these Shares to Tamara L. Hughes in a privately negotiated transaction for an aggregate price of $3,992,671 consisting of the cancellation of the Tamara Hughes Note and the assumption by Tamara L. Hughes of $2,508,671 of the PSI Note and
   (d) on February 28, 1995, Mr. Hughes, Jr. sold 142,917 of these Shares to B. Wayne Hughes in a privately negotiated transaction for an aggregate price of $2,038,000 consisting of the cancellation of the
   B. Wayne Hughes Note.

        As of June 30, 1995, Parker Hughes Trust No. 2 owned a total of 15,930 Shares. These Shares were acquired as follows:
   (i) 12,500 Shares were acquired for an approximate aggregate purchase price (including commissions) of $165,392, with funds obtained from the assets of Parker Hughes Trust No. 2, which were contributed by Mr. B. Wayne Hughes, the settlor of Parker Hughes Trust No. 2 and (ii) pursuant to the PSP8 Merger, Parker Hughes Trust No. 2 acquired 3,430 Shares of the Issuer in exchange for the surrender of 2,400 shares of PSP8 common stock series A.

        As of June 30, 1995, Ms. Tamara L. Hughes owned (or was deemed to own) a total of 571,929 Shares (exclusive of Shares owned jointly by Tamara L. Hughes and B. Wayne Hughes, Jr. and
   Shares owned by Parker Hughes Trust No. 2). These Shares were acquired (or deemed to be acquired) as follows: (i) 286,888
   Shares were acquired for an approximate aggregate purchase price (including commissions) of $2,587,675, which funds were obtained from Ms. Hughes' personal funds, (ii) 5,050 Shares can be acquired upon conversion of 3,000 shares of Convertible Preferred Stock which are held of record by Tamara L. Hughes, and the 3,000 shares of Convertible Preferred Stock were acquired for an approximate aggregate purchase price (including commissions) of $82,740, which funds were obtained from Ms. Hughes' personal funds and (iii) 279,991 Shares were acquired by Tamara L. Hughes from
   B. Wayne Hughes, Jr. on February 1, 1995 in a privately negotiated transaction for an aggregate price of $3,992,671 consisting of the cancellation of the Tamara Hughes Note and the assumption by Tamara L. Hughes of $2,508,671 of the PSI Note.

   Item 4.   Purpose of Transaction

        The purpose of the acquisition of Shares by the Reporting Persons is for investment as part of the general investment portfolio of the Reporting Persons acquiring such Shares. The Reporting Persons believe that Issuer's shares of common stock represent a good investment.

        The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Persons' obligations under the federal securities laws, determine to increase or decrease their ownership of Shares through purchases or sales of Shares in the open market or in privately negotiated transactions. Such determination will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their investments in the Issuer. At this time, one or more of the Reporting Persons and their affiliates intend to continue to purchase Shares in the open market or in privately negotiated transactions.

        By virtue of the purchase of the Shares, the Reporting Persons have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (ii) a sale or transfer of a material amount of assets of the Issuer;
   (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any position, vacancies on the boards; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure;
   (vi) changes in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition or control of the Issuer by any person; (vii) any class of securities of the Issuer to be delisted from the national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(d)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those described above.

        B. Wayne Hughes is Chairman of the Board and Chief Executive Officer of the Issuer and, in his capacity as such, may, from time to time, propose to Issuer's board of directors a wide variety of types of transactions, including transactions similar to those described above.

   Item 5.   Interest in Securities of the Issuer

        As of June 30, 1995, each Reporting Person owned (or was deemed to own) the aggregate number of Shares set forth below opposite his, her or its name. Such Shares constitute approximately 21.27%, in the aggregate, of the approximate total number of Shares outstanding (or deemed to be outstanding) on June 30, 1995 of 42,051,266.


                                                  Approximate % of
   Reporting Person             No. of Shares    Shares Outstanding
   ----------------             -------------    ------------------
   PSP1                             45,000               0.11%
   PSP2                              5,000               0.01%
   PSP3                             39,911               0.09%
   PSP4                            274,675               0.65%
   PSP5                            418,128               0.99%
   PSIC                            250,000               0.59%
   PSMI                            512,639               1.22%
   PSI                           4,980,861 <F1>         11.85%
   B. Wayne Hughes               1,491,744 <F2>          3.55%
   B. Wayne Hughes, Jr. and
     Tamara L. Hughes                  950 <F3>           --
   B. Wayne Hughes, Jr.            335,563 <F4>          0.80%
   Parker Hughes Trust No. 2        15,930               0.04%
   Tamara L. Hughes                571,929 <F5>          1.36%
                                 ---------              -----
      Total                      8,942,330              21.27%

   <F1> Excludes 45,000 Shares held of record by PSP1, 5,000 Shares held of record by PSP2, 39,911 Shares held of record by PSP3, 274,675 Shares held of record by PSP4, 418,128 Shares held of record by PSP5, 250,000 Shares held of record by PSIC and 512,639 Shares held of record by PSMI.

   <F2> Includes 1,454,742 Shares held of record by the B.W. Hughes
        Living Trust as to which Mr. Hughes has voting and dispositive power, 1,356 and 1,351 Shares, respectively, held by custodians of individual retirement accounts for Mr. Hughes and Mr. Hughes' wife as to which each has investment and dispositive power, 4,826 Shares held by Mr. Hughes' wife as to which she has investment and dispositive power and 29,469 Shares held of record by Parker Hughes Trust No. 1 as to which Mr. Hughes' wife, Kathleen Becker Hughes, as trustee of Parker Hughes Trust No. 1, has voting and dispositive power. Excludes 45,000 Shares held of record by PSP1, 5,000 Shares held of record by PSP2, 39,911 Shares held of record by PSP3, 274,675 Shares held of record by PSP4, 418,128 Shares held of record by PSP5, 250,000 Shares held of record by PSIC, 512,639 Shares held of record by PSMI and 4,980,861 Shares held of record by PSI; see the next paragraph regarding Mr. Hughes' right to direct the voting and disposition of these Shares.

   <F3> Shares held of record jointly by Mr. Hughes, Jr. and Tamara
        Hughes as to which they have joint voting and dispositive power.

   <F4> Includes 1,231 and 214 Shares, respectively, held by
        custodians of individual retirement accounts for Mr. Hughes, Jr. and Mrs. Hughes, Jr. as to which each has investment and dispositive power, 3,496 Shares and 2,960 Shares, respectively, held by Mr. Hughes, Jr. as custodian (under the Uniform Transfer to Minors Act) for their daughter and their son, respectively, as to which Mr. Hughes, Jr. has voting and dispositive power, and 2,265 Shares held by Mrs. Hughes, Jr. as custodian (under the Uniform Transfer to Minors Act) for their daughter, as to which Mrs. Hughes, Jr. has voting and dispositive power. Also includes (i) 589 Shares which can be acquired upon conversion of 350 Shares of Convertible Preferred Stock, which Shares of Convertible Preferred Stock are held by Mr. Hughes, Jr. as custodian (under the Uniform Transfer to Minors Act) for their daughter and (ii) 883 Shares which can be acquired upon conversion of 525 Shares of Convertible Preferred Stock, which Shares of Convertible Preferred Stock are held by Mrs. Hughes, Jr. as custodian (under the Uniform Transfer to Minors Act) for their daughter. Excludes 950 Shares held of record jointly by Mr. Hughes, Jr. and Tamara Hughes.

   <F5> Includes 1,353 Shares held by a custodian of an individual retirement account for Tamara Hughes as to which she has investment and dispositive power and 1,300 Shares held by Tamara Hughes' husband as to which he has investment and dispositive power. Also includes 5,050 Shares which can be acquired upon conversion of 3,000 Shares of Convertible Preferred Stock, which Shares of Convertible Preferred Stock are held of record by Tamara Hughes. Excludes 950 Shares held of record jointly by Tamara Hughes and Mr. Hughes, Jr. and 15,930 Shares held of record by Parker Hughes Trust No. 2 as to which Tamara Hughes, as trustee of Parker Hughes Trust No. 2, has voting and dispositive power.


        B. Wayne Hughes has the sole power to vote and dispose of the Shares of the Issuer held directly by him or by the B.W.
   Hughes Living Trust.  B. Wayne Hughes' wife, Kathleen Becker
   Hughes, as trustee of Parker Hughes Trust No. 1, has the sole power to vote and dispose of the Shares of the Issuer held by Parker Hughes Trust No. 1. B. Wayne Hughes, because of the resolution of the Board of Directors of PSH referred to under
   Item 2 above (and Mr. Hughes' positions with PSH and PSI, his indirect ownership interests of PSI, PSIC and PSMI through his interest as a shareholder of PSH and his position as a general partner of PSP3, PSP4 and PSP5), has the sole power to direct the vote and disposition of the Shares of the Issuer held by (or committed to be issued to) PSP1, PSP2, PSP3, PSP4, PSP5, PSIC, PSMI and PSI. B. Wayne Hughes, Jr. has the sole power to vote and dispose of the Shares of the Issuer held directly by him or by him as custodian for his son and his daughter, and Mrs. Hughes, Jr. has the sole power to vote and dispose of the Shares of the Issuer held by her as custodian for their daughter. Tamara L. Hughes has the sole power to vote and dispose of the Shares of the Issuer held directly by her. Tamara L. Hughes, as trustee of Parker
   Hughes Trust No. 2, has the sole power to vote and dispose of the Shares of the Issuer held by Parker Hughes Trust No. 2.

        During the 60-day period ending June 30, 1995, the Reporting Persons purchased or sold the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his, her or its name.


                                            No. of          Type         Price
                            Transaction     Shares           of           per
   Reporting Person            Date         Bought       Transaction     Share
   ----------------         -----------    --------      -----------     -----

   PSI                      6/30/95        978,191      <F1>            <F1>
                            6/30/95        204,834      <F2>            <F2>

   B. Wayne Hughes          6/30/95        248,889      <F3>            <F3>

   <F1> Pursuant to the PSP7 Merger, PSI acquired 978,191 Shares of the
        Issuer in exchange for the surrender of 846,919 shares of PSP7 common stock series A.

   <F2> These 204,834 Shares were issued to PSI by the Issuer on June 30,
        1995 in return for certain assets acquired by the Issuer. The number of Shares was determined in the agreement.

   <F3> Pursuant to the PSP7 Merger, B. Wayne Hughes, Trustee for B.W.
        Hughes Living Trust acquired 248,889 Shares of the Issuer in exchange for the surrender of 215,488 shares of PSP7 common stock series A.


        On May 11, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 93,023 Shares to a third party as a gift.

        To the best of the Reporting Persons' knowledge, except as disclosed herein, none of the Reporting Persons named in Item 2 has any beneficial ownership of any Shares as of June 30, 1995, or has engaged in any transaction in any Shares during the 60-day period ending June 30, 1995.

        Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

   Item 6.   Contracts, Arrangements, Understandings or
             Relationships With Respect to Securities of the Issuer

        Except as disclosed herein, to the best knowledge of the Reporting Persons, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of the Issuer.

   Item 7.   Material to be Filed as Exhibits

        Exhibit 1 - Amended Joint Filing Agreement was previously filed.

        Exhibit 2 - Credit Agreement between B. Wayne Hughes, Jr. and Wells Fargo Bank dated as of April 11, 1994 was previously filed.


                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 16 to Statement on Schedule 13D is true, complete and correct.

   Dated:  July 3, 1995          PUBLIC STORAGE PARTNERS, LTD.
                                  a California limited partnership

                                  By: PUBLIC STORAGE, INC.
                                      General Partner

                                      By: /s/B. WAYNE HUGHES
                                          -------------------
                                          B. Wayne Hughes
                                          President

                                  PUBLIC STORAGE PARTNERS II, LTD.
                                  a California limited partnership

                                  By: PUBLIC STORAGE, INC.
                                      General Partner

                                      By: /s/B. WAYNE HUGHES
                                          -------------------
                                          B. Wayne Hughes
                                          President

                                  PUBLIC STORAGE PROPERTIES, LTD.
                                  a California limited partnership

                                  By: PUBLIC STORAGE, INC.
                                      General Partner

                                      By: /s/B. WAYNE HUGHES
                                          -------------------
                                          B. Wayne Hughes
                                          President

                                  PUBLIC STORAGE PROPERTIES IV, LTD.
                                  a California limited partnership

                                  By: PUBLIC STORAGE, INC.
                                      General Partner

                                      By: /s/B. WAYNE HUGHES
                                          -------------------
                                          B. Wayne Hughes
                                          President

                                  PUBLIC STORAGE PROPERTIES V, LTD.
                                  a California limited partnership

                                  By: PUBLIC STORAGE, INC.
                                      General Partner

                                      By: /s/B. WAYNE HUGHES
                                          -------------------
                                          B. Wayne Hughes
                                          President

                                  PS INSURANCE COMPANY, LTD.

                                  By: /s/OBREN B. GERICH
                                      -------------------
                                      Obren B. Gerich,
                                      Vice President

                                  PUBLIC STORAGE MANAGEMENT, INC.

                                  By: /s/OBREN B. GERICH
                                      -------------------
                                      Obren B. Gerich,
                                      Vice President

                                  PUBLIC STORAGE, INC.

                                  By: /s/B. WAYNE HUGHES
                                      -------------------
                                      B. Wayne Hughes,
                                      President

                                  /s/B. WAYNE HUGHES
                                  ----------------------
                                  B. Wayne Hughes

                                  /s/B. WAYNE HUGHES, JR.
                                  ----------------------
                                  B. Wayne Hughes, Jr.

                                  /s/TAMARA LYNN HUGHES, TRUSTEE
                                  ----------------------
                                  Tamara Lynn Hughes, Trustee FBO
                                  Parker Hughes Trust No. 2 DTD
                                  12/24/92

                                  /s/TAMARA L. HUGHES
                                  ----------------------
                                  Tamara L. Hughes